July 15, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Separate Account - I
File Nos.:  333-119656 and 811-08664

Dear Commissioners:

This filing for the above registrant, pursuant to Rule 485(b) under the Securities Act of 1933, is to designate a new effective date, August 12, 2011, for Post-Effective Amendment No. 26.  We are making today's filing pursuant to Securities Act Rule 485(b)(1)(iii).

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel